EXHIBIT 99.1

Aleafia Health Completes Largest Cannabis Order to Date, Provides Facility Update

  Single Product Order Surpasses Aleafia Health’s Entire 2018 Revenue from Cannabis Sales
  Niagara Greenhouse Cultivation Licence Application now Officially Under Review by Health Canada
  13,000 Cannabis Plants Growing at Port Perry Outdoor Facility Including in Newly Licensed Zone 2

TORONTO, Aug. 01, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is announcing that its wholly owned subsidiary, Emblem Cannabis Corporation, has completed the largest adult-use cannabis order (the “Order”) in the Company’s history. The value of the Order is expected to generate proceeds from the sale of cannabis exceeding $1.0 million, and has been shipped to a Canadian provincial government for distribution to online and retail consumers. The single Order features all of the Company’s product formats and 17 individual product SKUs.

Aleafia Health’s average monthly gross revenue generated from the sale of cannabis now consistently and significantly exceeds equivalent revenues generated during Aleafia Health’s entire 2018 annual reporting period.

“Our largest cannabis sale to date again points to the consistent, upwards trajectory of Aleafia Health as we grow and refine our vertically integrated production supply chain across three facilities,” said Aleafia Health CEO Geoffrey Benic.

NIAGARA GREENHOUSE AND OUTDOOR GROW FACILITY UPDATE

The Cultivation Licence application for the Company’ modern, automated Niagara Greenhouse located in Grimsby, Ontario is now officially under review by Health Canada. In addition, 13,000 cannabis plants are now growing in the Company’s Port Perry Outdoor Grow facility, including in the newly licensed Zone 2 area.

“Aleafia Health will continue its relentless focus on increasing product supply, allowing for the global scale of our cannabis health and wellness ecosystem,” said Benic. “We are delighted with the significant increase in cannabis sales to date, including a recent major increase in registered medical patients and product sales.”

“This is just the start. With upcoming catalysts on the horizon, there is a tremendous amount of room for Aleafia Health’s continued growth.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-TSX-ALEF (879-2533)
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale, operational outdoor cultivation facility in Canadian history. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators and has international operations in three continents.

Innovation is at the heart of Aleafia Health competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s SEDAR profile at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/384f803e-4033-4eb0-8960-5dce7c09bbce

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.